REDFLEX
GROUP

Redflex Group
Market Street (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel: +613 9674 1888
Web: www.redflex.com.au

06010198

5 December 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)

dlw 1/12

Schedule I

Documents made public since the last submission on 21 November 2005:

Date	Item	Description
30 November 2005	Company Announcement	Redflex Announces Contract Extension to US$13.5M – City of Chicago
29 November 2005	Appendix 3B	New issue announcement and application for quotation of additional 40,000 ordinary shares
28 November 2005	Company Announcement	Redflex Announces Victorian Red Light Speed Photo Enforcement Contract
25 November 2005	Company Announcement	Redflex Announces AGM 2005 Chairman's Address
25 November 2005	Company Announcement	Redflex Announces AGM 2005 Results
25 November 2005	Company Announcement	Redflex Announces AGM 2005, CEO's Address and Presentations
24 November 2005	Company Announcement	Redflex Announces New Contract – Knoxville, Tennessee
24 November 2005	Company Announcement	Redflex Announces Appointment of Acting CEO, USA Traffic business
23 November 2005	Company Announcement	Redflex Announces New Contracts – Frisco and Denton, Texas
22 November 2005	Company Announcement	Redflex Announces Status of Lockheed Martin FS21 Contract with Redflex Communications Systems

File No: 82-34862

REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9696 1411 www.redflex.com.au

Release to Australian Stock Exchange

Contract Extension to US$13.5M–City of Chicago

30 November 2005: The Directors are pleased to announce that Redflex Traffic Systems Inc, a company of the Redflex Group, has executed a contract amendment with the City of Chicago for the Digital Automated Red Light Enforcement Program (DARLEP). The City of Chicago is the third largest city in the USA with a population of 2.78M (8.4M in the greater Chicago area) and 3,775 miles of roads and 2,800 signalised intersections

Redflex announced the initial contract with the City on 31 October 2003. Under this amendment Redflex will install and sell to the City an additional 20 red light photo enforced approaches within 10 intersections. Redflex has completed the sale and installation of 40 photo enforcement approaches within 20 intersections. The new intersections have been selected and approved and are planned to be installed and commissioned within approximately 90 days. The contract term has been extended by three years until October 2008. The total maximum value of the contract has been increased from US$3,020,000 to US$13,449,000. The scope of work is based on the sale of red light photo enforcement systems and for the provision of web enabled back office processing services and maintenance support of systems.

When the systems under this amendment have been installed early in 2006 this program will be the largest in the USA.

Redflex Traffic Systems Inc, based in Scottsdale Arizona, has contracts with 92 cities world-wide in eleven countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 76 cities and towns across fifteen states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
0011-1-480-9987478

Further details on the red light camera program can be found by searching on the City of Chicago web site using key word "red light camera" at http://www.cityofchicago.org

File No: 82-34862

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	60,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.6166 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on the exercise of unlisted employee options (RDFAS)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 November 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
86,176,045	Ordinary Shares (RDF)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5	Employee shares fully paid (RDFAI)
60,000	Options expiring 20 May 2006 exercisable at $1.52 (RDFAO)
1,500,000	Options expiring 1 February 2008 exercisable at $0.50 (RDFAR)

	1,470,000	Options expiring 30 September 2008, exercise price at date of issue $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
	1,292,000	Options expiring 2 June 2009 exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
Company Secretary

== == == == ==

REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Victorian Red-light Speed Photo Enforcement Contract

28 November 2005. The directors are pleased to announce that Redflex Traffic Systems Pty Ltd, a wholly owned company of the Redflex group, has been awarded a contract by the State Government of Victoria for the provision of Redflex Red-light and Speed Fixed Digital Safety Cameras at 13 intersections with an option for another 13.

Delivered to stringent requirements, the systems use the next generation of Redflex high performance cameras for enforcing both red-light and speed on intersections of up seven lanes. The 26 sites have been chosen by the State based on fatality and injury statistics. Each system utilises Redflex's industry-leading high precision secondary speed verification technology.

The total contract value is between A$3.5 and A$7.4 Million over five years. This win builds on the recent $5M Geelong Road speed enforcement contract, and existing 26 combination red-light speed systems in Victoria.

Redflex Traffic Systems leads the digital enforcement market in Australia with over 150 systems installed. Redflex has contracts with 92 cities world-wide in eleven countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 76 cities and towns across fifteen states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
grahamd@redflex.com.au
(03) 9674 1730

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com

File No: 82-34862

REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

AGM 2005
Chairman's Address

25 November 2005: Redflex is pleased to release the Chairman's Address to the Company's Annual General Meeting today.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
(03) 9674 1888

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
(03) 9674 1712

Redflex Holdings Limited
Annual General Meeting 25 November 2005
Chairman's Address

Ladies and Gentlemen,

I am pleased to advise that the 2004/2005 financial year was generally a very pleasing one from the Company's perspective. Profits generated by the Company were substantially in excess of any previous profits achieved. The before tax profit increased by 183% to $9.4million and the after tax profit increased by 171% to $9.0 million. Also of significance was the fact that earnings before interest, taxation, depreciation and amortisation (EBITDA) were generated in the sum of $17.3 million. This particular latter indicator provides an approximation of free cash flow generated by the Company's business activities and is particularly significant in the context of the Company continuing to engage in very significant ongoing capital expenditure. It is reassuring that such capital expenditure is very largely covered by this internally generated free cash flow. Your Board expects that the 2005/2006 financial year will continue to witness strong growth for the Company with increased profitability and cash flow generation.

Our Traffic operations in the USA continue to perform well. During the financial year our installed camera base increased by 54% from 301 installations to 463 installations. At the date hereof, the installed base has grown further to 524 installations. By the end of the 2005/2006 financial year our plans are such that we hope to have in excess of 650 installations in place. Pleasingly, the flow of new contracts has increased very substantially in the last 4 months with contracts for 15 new cities having been announced so far this financial year. This is particularly pleasing when one considers that during the whole of the 2004/2005 financial year a total of 10 new cities were "won". The Company now has contracts in place with 76 cities across the USA and 92 cities around the world. Redflex enjoys a very significant lead in the USA market in traffic camera enforcement – which lead has increased greatly over the last financial year. At this stage approximately 40% of all traffic cameras installed in the USA are provided by Redflex – a percentage which continues to increase.

The hardware and software required in connection with our USA operations is manufactured by the Australian Traffic Division. In addition to supplying the USA operation, it simultaneously engages in hardware and software sales throughout Australia and internationally. This Division has grown greatly in significance over the recent years, from being largely a support function for the USA operation to a position today where it is a highly successful and profitable business in its own right. Pleasingly a number of significant contracts have recently been won in Australia which is arguably the most advanced market in the world. The quality of our product is clearly world-leading.

The business activities of the Traffic Division are constantly subject to critical and often cynical intense public scrutiny. Nobody enjoys receiving a traffic infringement notice and public perceptions are often influenced by that psychological fact. The reality is, however, that enhanced enforcement of traffic regulations influences driver behaviour significantly and positively. Over the last 30 to 40 years, Australia has developed one

of the most comprehensive traffic regulation enforcement programs in the world, a significant element of which incorporates the widespread use of traffic cameras. Not coincidentally, Australia's road toll has, over that period of time, improved by approximately 85% when measured in occupant kilometres travelled. Australia's road toll has gone from being one of the worst in the world to one of the best. Large numbers of independent academic studies carried out in many different countries have established that traffic enforcement cameras do have a very positive effect on driver behaviour and consequently on the level of death and injury occurring on the world's roads. All associated with Redflex can derive significant satisfaction from this fact.

Before moving on to non-Traffic related matters, it would be remiss of me not to make more specific mention of Bruce Higgins. As has been recently announced, Bruce's employment with the Company will not be carried on after the 1st of February next year. Bruce has been in charge of the Traffic Division since August 2001. Over that period of time, under Bruce's leadership, the Division has grown exponentially with the number of installations in the USA up by approximately 400% and, more importantly, from a shareholder perspective, it has moved from a significant loss making concern to an operation that is making substantial and increasing profits. The position that Bruce has occupied is one that clearly needs to be based in the USA where our major operations are based. Bruce's family situation is such that he has children embarking on their secondary schooling and he and his family are anxious that such education be carried out in Australia pursuant to which it is not viable for Bruce to remain in the United States. Bruce will be remaining as an employee of the Company until the expiration of his current contract on the 1st of February 2006. Thereafter, whilst no longer an employee of the Company, we are pleased to advise that Bruce has agreed to continue serving the Company both as a consultant and by continuing his role as a Non-Executive Director for the time being. We are predictably pleased that his industry experience and knowledge will thus continue to be available to us. We take this opportunity to publicly thank him for his service to the Company over the last 4 years.

We are similarly pleased that the role that Bruce has occupied in the USA is to be taken over, at least for now, by his long-standing deputy Ms Karen Finley. Karen has been with Redflex since it commenced its USA operations and has proven to be a capable, committed and hard working deputy to Bruce over the last 4 years. The nature of Bruce's employment is such that he is frequently away from Scottsdale, often for extended periods of time, as a result of which Karen already has a great deal of experience in fulfilling the role being vacated by Bruce. The Board is supremely confident that Karen will do an excellent job when the baton is passed to her by Bruce – particularly in light of the fact that Bruce has indicated that he will be closely involved in the hand-over. As a public company it is appropriate that we simultaneously undertake a formal search to fill this role on a permanent basis.

One further point should be made in relation to the Traffic Division. As previously indicated, the Board believes that the financial results for the Traffic Division will, in the 2005/2006 financial year, be substantially better than the 2004/2005 year. Such improvement will not, however, be based on an entirely smooth curve. The reality is that various obstacles have had to be overcome in recent months. Whilst such obstacles have, in general, been successfully dealt with, they have had financial effects. The current half year will be less profitable for the Traffic Division than we would have previously hoped, although I would stress that it is on track to be more profitable than for the previous corresponding period 12 months ago. New contract signings earlier

this calendar year did not take place as rapidly as we would have wished, which has had a flow-on effect in relation to installation rates in the latter part of the calendar year and subsequent revenue flows. As previously referred to, the rate of new contract signings has recently increased very substantially. In a similar vein, some larger city contracts and contract extensions have not come on line as quickly as previously anticipated, with Chicago being a prime example of same. Once again, we are confident that these obstacles would appear to have been overcome pursuant to which it is anticipated that the installation rate in the second half of the current financial year will be at a substantially faster rate than in the first half of the financial year. Without being too overly precise, it appears likely that in approximate terms roughly 200 installations will be put in place over the full financial year with roughly 40% being installed in the first half of the financial year and 60% being installed in the second half. Notwithstanding some short term bumps in the road, your Board remains extremely confident as to the long-term future of the Traffic Division.

As all are aware, the other Division of Redflex is the Communications Division. When I spoke to you at this time last year, the Communications Division was experiencing financial difficulties and it had been resolved to investigate the possible divestment of that Division. A few months later, we were delighted to advise that the Division had been awarded the biggest contract in its history by Lockheed Martin, in relation to a project being carried out by Lockheed Martin on behalf of the US Federal Aviation Authority. Such contract was of monumental significance to the Communications Division and formed a platform for significant long-term optimism concerning the Division. Most regrettably, earlier this week, we were informed that Lockheed Martin have elected to employ another solution for the requirements that would have been provided under our contract. That being the case, Lockheed Martin have advised their desire to terminate Redflex's involvement in the contract- a right which would appear to be open to Lockheed under the contract terms subject to Redflex being paid for work carried out up to the date of termination. It is of considerable significance that, to date, Redflex has already received US$10.9 million which is equivalent to approximately 35% of the contract value. Obviously, given how recently these communications have been received, we are yet to formulate our next step and to calculate the financial consequences of the altered contractual arrangements. Such deliberations will clearly receive immediate and intense attention. All options will potentially be on the table. Of relevance is that, so far this financial year, the Division would appear to have been trading profitably although the balance of the financial year for the segmented Division result is clearly in some significant jeopardy. It is perhaps of some comfort in all the circumstances that the success of the Traffic Division over recent years has been such that the Communications Division has become increasingly less financially significant within the Group.

In April 2005 your Company launched an American Depository Receipt (ADR) facility in New York. The program carried out through the auspices of the Bank of New York enables American investors, both institutional and private, to deal in Redflex shares via their local stock markets. Without such arrangements being in place, American residents wishing to invest in Redflex would be required to deal off shore in Australia – obviously a significant disincentive. A week-long roadshow was undertaken and the exciting Redflex story was well received. It is pleasing to report that as a result of this program being launched, approximately 700,000 of your Company's shares have been purchased by USA investors and the proportion of American shareholders on our register is steadily increasing. This trend can only be positive from a shareholder

viewpoint.

Shareholders will note that at this stage we have not chosen to issue a share purchase plan as has been the case in the last 3 years. Whilst the Board has been very grateful for the support shown by shareholders in the previous share purchase plans, our cash flow position at this juncture is such that we felt that at this stage we are able to operate without the injection of further funds, and the consequent dilution of equity arising there from. Indeed our expectations regarding cash flows and profitability are such that we consider it likely that payment of fully franked dividends will commence within approximately 18 months.

We take this opportunity to, once again, thank the Company's shareholders for their long-standing support. We have all come a long way – yet there is still much to achieve. We are confident that these achievements can and will be realised.

We also, again, wish to put on record our thanks for the loyalty and dedicated hard work provided by the Company's staff. They can be justly proud of their achievements.

Chris Cooper
Chairman

File No: 82-34862

REDFLEX HOLDINGS

Redflex Holdings Limited

ACN 069 306 216

31 Market Street, South Melbourne, Victoria, Australia 3205

Tel: +61 3 9674 1888 Fax: +61 3 9696 1411 www.redflex.com.au

Release to Australian Stock Exchange

Results of Annual General Meeting

25 November 2005 In accordance with Listing Rule 3.13.2 and section 251AA(2) of the Corporations Act we advise details of the resolutions and the proxies received in respect of each resolution as set out below.

Item 2 Re-election of Mr Christopher Cooper as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	23,516,504
Against	35,279
Proxy's discretion	10,298,174
Abstention	31,949

The motion was carried on a show of hands as an ordinary resolution.

Item 3 Re-election of Mr Robin Debernardi as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	23,543,521
Against	21,044
Proxy's discretion	10,298,074
Abstention	19,267

The motion was carried on a show of hands as an ordinary resolution.

Item 4 Issue of shares to Mr Graham Davie

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	22,660,816
Against	909,967
Proxy's discretion	9,784,571
Abstention	40,353

The motion was carried on a show of hands as an ordinary resolution.

Item 5 Remuneration Report

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	23,206,659
Against	308,479
Proxy's discretion	10,301,215
Abstention	65,553

The motion was carried on a show of hands as an ordinary resolution.

Item 6 Increase in Directors' Fees

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	14,774,096
Against	5,279,768
Proxy's discretion	8,970,940
Abstention	44,091

The motion was carried on a show of hands as an ordinary resolution.

Marilyn Stephens
Company Secretary

File No: 82-34862

Redflex Holding Limited

Annual General Meeting 25 November 2005

Chief Executive Officer's Address

Ladies and Gentlemen,

Thank you for attending today. I intend to touch briefly on the highlights and performance of the company and the Communications division and then hand over to Bruce Higgins for a detailed presentation on the Traffic business.

Redflex Holding Limited has now been listed on the Australian Stock Exchange for over eight years. It has approximately 86 million shares on issue, with over 3600 registered holders, and a market capitalisation of around $300 million. Staff numbers are now around 280, with about half in Australia and half in the USA.

The headquarters for Redflex Holdings is in South Melbourne, with Redflex Traffic Systems Inc headquartered in Scottsdale Arizona, USA. We have other offices in Culver City California, Reston Virginia, Sydney, the UK and agents and representatives around the world.

We have two businesses: our Traffic Photo Enforcement business and the Communications business.

Highlights of the Year

Highlights for the period from 1 July 2004 have been:

Profitable performance:

There have been significant increases in revenue, EBITDA and profit – more on this later.

Traffic Business

Highlights of the Traffic Business have been:

- An increase in the number of traffic camera systems installed in the USA from 301 at 30 June 2004 to 524 today.
- Growth in the contracted base of traffic cameras to 76 Cities in 15 states in the USA, and in 92 cities worldwide in eleven countries.
- The signing of a contract to install speed enforcement systems on the 101 Freeway in Scottsdale Arizona – what we understand to be the first speed enforcement on a freeway in the United States.
- New regional sales staff have been recruited to expand the sales coverage throughout the USA.
- Opening of new market areas for traffic photo enforcement with first sales into the Asian market, and the South American market.
- Research and Development activities have continued on many fronts, to provide enhancements to existing products and develop new products. The new high definition digital camera, which is one of the R&D projects, has been fielded during the year.

- The Australian based traffic business has exceeded budget for the year. A number of new projects and extensions to existing projects have been delivered. The point to point speed camera technology has been undergoing trials successfully in New South Wales.
- Patent litigation with smaller competitor Nestor has been dismissed.

Communications Highlights

Highlights for the Communications division have been:

- Further contracts were secured with the US Department of Defense for communications systems.
- Development of key elements of the third generation Switchplus technology under the Research and Development START grant from the Commonwealth government.
- The award to Redflex Communications of a major contract by Lockheed Martin was seen as a major highlight for the division. Unfortunately Lockheed Martin have decided to employ another solution and have indicated their intention to terminate the contract, and negotiations are in progress.

Financial Highlights

Some Financial Highlights have been:

- Strong financial support with the establishment of a US$13 million facility with Harris N.A. Bank, which has allowed the continued growth in the USA. This facility has been increased recently to US$19 million.
- Ongoing support from shareholders, with the Share Purchase Plan in November 2004 raising $5.1 million.

Financial Performance

The financial performance for the 2004/2005 financial year was pleasing.

Firstly, at the group level:

An increase of 183% in Net Profit Before Tax (NPBT) from $3.3 million to $9.4 million.

An increase of 171% in Net Profit After Tax (NPAT) from $3.3 million to $9.0 million; The graph shows the year on year increase in profitability. The 2005/06 financial year is the first year that we expect to be accounting for full tax, and the expected tax rate across the group, which averages Australian and US effective tax rates, will be about 35%. Consequently I would point out that a Net Profit Before Tax (NPBT) is a better basis for comparison between FY05 and FY06 results.

An increase of 39.7% in revenue from $33.1 million to $46.3 million.

An increase of 103% in Earnings Before Interest Taxation Depreciation and Amortisation (EBITDA) from $8.5 million to $17.3 million.

Earnings per share increased from 4.36 cents to 10.66 cents – up 144% on the previous financial year.

For the Traffic division we have seen an increase of 72% in operating profit from $5.7 million to $9.8 million (excluding head office charges).

And in the Communications division an operating profit of $1.95 million (excluding head office charges), which was up $2.8 million on the result for the previous corresponding period.

Cash Position

The company had a strong cash position at the end of the 2004/05 financial year. The $5million received from the Share Purchase Plan at this time last year was still on deposit at the bank.

Over the four months of the current 06 financial year, our Earnings Before Interest Taxation Depreciation and Amortisation (EBITDA) for the US Traffic business have run at a rate of 89% of capital expenditure for the division. This compares with EBITDA at 43% of CAPX for the first four months of the 05 financial year. It is clear that we are converging on the point at which cash generated from operations will be sufficient to fund our planned growth. Until we reach that point, borrowings from our existing facilities should be sufficient to fund the difference.

The Harris Bank facility was put in place to fund the growth. Initially it was a US$13 million facility, and that has been increased recently to US $19 million. This increase in the facility is a strong indication of the support that we enjoy from our financier.

At 30 June 05 we had cash and cash equivalents on hand of $8.34 million.

Share Price

The next slide shows the comparison of the year end share price against the All Ordinaries index, to highlight the long term relative performance in the market.

Research and Development

As a technology based Company with a dependence on using best available technology to maintain our strong market position, we have continued to invest in Research and Development activities over the past financial year. We have invested over 7% of revenues in R&D activities and, in addition, have received part of a $2.8 million government R&D START grant over the 2004/05 financial year. This level of R&D commitment is considered an appropriate level for the current stage of the Company.

Enhancements to the existing product suite and development of new products are ongoing activities for the Traffic Division to ensure that the number one market position we enjoy in the USA, and elsewhere, is maintained. During the year we have delivered and fielded our new high definition camera system, our new flash units, and continue to develop our latest generation back office processing system.

The development of the Switchplus GenIII product by the Communications Division is now well advanced with products based on this technology having been shipped to customers. Development continues in the 2005/06 financial year.

R&D is focussed on products that will add value and generate profits in to the future. R&D costs are capitalised where they are expected to give rise to significant future benefits, in accordance with the company's accounting policies. Capitalised R&D is written off over the assessed useful life of the technologies developed.

Group Outlook

Redflex Holdings Limited is positioned for continuing high growth. The Build Own Operate business is the key driver for the expected growth, with a leading position in the market, a substantial and increasing number of contracts already secured and strong long-term annuity type revenue streams in place.

Our challenge is to continue to generate levels of sales necessary to fuel the growth in the Build Own Operate model and to ensure that the other parts of the business also contribute to the ongoing growth of the group.

Redflex Communications Systems

I will touch relatively briefly on the Communications business. The business provides specialised communications systems to its predominantly defence and government related customers.

Key events over the last financial year and to date are:

- The division delivered a significant profit for the 2005 financial year of $1.95 million.
- The major contract with Lockheed martin is in the process of being terminated. Settlement terms are yet to be negotiated. The implications for the future of the division have not yet been assessed, however all options will be considered.
- New contracts have been won with the United States Department of Defense in the areas of Secure Conferencing and Battlefield Communications systems
- Key contracts have been delivered to customers over the year
- A new market area in simulation systems has been identified, with two wins over the 05 financial year and one subsequently

The majority of revenue is sourced overseas.

The business model has been to provide specialised products and services to defence and government agencies or to major prime contractors dealing with government related clients. Prime contractors that Communications has worked with are Lockheed Martin, Northrop Grumman, Boeing, Thales, British Aerospace and Raytheon.

The Communications business recorded revenue for the 2004/05 financial year of $8.4 million. Operating profit was $1.95 Million, which was up 2.89 million on the previous year. EBITDA was $3.03 million.

The core technology for the Communications business is Switchplus, a highly reliable communications system which is built on a redundant, or duplicated architecture to ensure high levels of fault tolerance. It is scalable from small to very large systems, and provides both circuit switched and packet switched capabilities which allow for operation with legacy systems while transitioning to state of the art approaches.

It implements Voice over Internet technologies, adapted and enhanced to meet the specific requirements of the specialised application that it is applied to. Typically systems are touchscreen based for easy and efficient operation. High levels of configurability mean that it can be adapted to a wide range of situations in the field. It

has specialised interfaces to enable it to work with a range of external systems and devices.

Communications Outlook

The Battlefield Communications Systems project is now nearing completion of the development phase and first systems should be shipped this year. This is an indefinite delivery indefinite quantity contract which is expected to result in further orders for the United States Air Force amounting to up to $14 million over the next few years.

There are a number of other projects in progress. The short term order book is somewhat limited, however there is a substantial sales pipeline for the longer term. Winning significant additional orders needs to be a key focus for the future.

The outlook for the Communications business will be affected by the Lockheed Martin contract situation. When the way forward there is clear, the future direction be assessed. All options remain open at this stage.

Appreciation

Finally, I would like to take this opportunity to thank all those people have supported the Company over the past year, and contributed towards its success. Firstly, thanks to the staff who through their hard work and commitment have delivered a record profit for Redflex. In particular, I would like to thank Bruce Higgins for his significant contribution, as President and CEO of Redflex Traffic Systems Inc., to building the Redflex Traffic business over the past four years. Also, thanks to shareholders, professional advisers, financiers, and of course the Board, who have collectively made the progress of the Company possible.

Graham Davie
Chief Executive Officer

REDFLEX HOLDINGS LIMITED



ANNUAL GENERAL MEETING



Christopher Cooper

Non Executive Chairman

Redflex Holdings Limited

Item 2

"That Christopher Cooper, who retires in accordance with the Company's Constitution, be elected a Director of the Company".

Votes where the proxy directed to vote 'for' the motion	23,516,504
Votes where the proxy was directed to vote 'against' the motion	35,279
Votes where the proxy may exercise a discretion how to vote	10,298,174
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	31,949

Item 3

"That Robin Debernardi, who retires in accordance with the Company's Constitution be elected a Director of the Company".

Votes where the proxy directed to vote 'for' the motion	23,543,521
Votes where the proxy was directed to vote 'against' the motion	21,044
Votes where the proxy may exercise a discretion how to vote	10,298,074
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	19,267

Item 4

"That approval be given for the purposes of Listing Rule 10.14 for the issue to Mr Graham Davie, being an Executive Director, of 199,178 shares in the Company under the Redflex Executive Share Plan, details of which are contained in the Explanatory Statement".

Votes where the proxy directed to vote 'for' the motion	22,660,816
Votes where the proxy was directed to vote 'against' the motion	909,967
Votes where the proxy may exercise a discretion how to vote	9,784,571
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	40,353

Item 5

"That the Remuneration Report section of the Directors' Report for the Company for the year ended 30 June 2005 be adopted".

Votes where the proxy directed to vote 'for' the motion	23,206,659
Votes where the proxy was directed to vote 'against' the motion	308,479
Votes where the proxy may exercise a discretion how to vote	10,301,215
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	65,553

Item 6

"That, for the purposes of Listing Rule 10.17 and for all other purposes, that the maximum aggregate remuneration out of the funds of the Company to which the Directors are entitled each year for their services as Directors, be increased from $200,000 to $400,000 to be divided among them in such proportions and manner as the Directors may decide. Such increase to take effect from 1 July 2005".

Votes where the proxy directed to vote 'for' the motion	14,774,096
Votes where the proxy was directed to vote 'against' the motion	5,279,768
Votes where the proxy may exercise a discretion how to vote	8,970,940
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	44,091

REDFLEX HOLDINGS LIMITED

REDFLEX GROUP



ANNUAL GENERAL MEETING



Graham Davie

CEO

Redflex Holdings Limited

Redflex overview



ASX Listed
since 1997 - RDF

Shares on issue
85.7 Million

Market cap
~$300 million

Headquarters
31 Market Street, South Melbourne. Australia.

Staff
Approximately 280

Divisions
Traffic & Communications

Redflex Group highlights

Profitable Performance

Increase in Revenue, EBITDA and Profit

Traffic Business

Growth in installed cameras – 301 at July 2004 to 524 to date

76 cities in 15 states in USA

92 cities in 11 countries worldwide

101 Freeway speed enforcement, Scottsdale, Arizona

New sales staff for expanded coverage

New markets – first sales to Asia and South America

R&D investment, incl. new HDX camera system fielded

Patent litigation brought by Nestor dismissed

Redflex Group highlights

Communications Business

Profitable performance in 2005

New contracts with US Deparment of Defense

Switch*plus*™ GenIII product development continued with the aid of a government START grant.

Financial Highlights

Harris Bank Facility revolving facility – initially US$13 million, increased to US$19 million

Share Purchase Plan - raised $5.06 million in November 2004

Financial performance

Net Profit After Tax (NPAT)

Up 171% to from $3.32 million to $9.00 million



10
8
6
4
2
0
-2
-4
FY03
FY04
FY05
NPAT

Financial performance

Revenue

Up 39% from $33.1 million to $46.3 million


50
40
30
20
10
0
FY03
FY04
FY05
Revenue

Financial performance

Earnings Before Interest, Tax, Depreciation & Amortisation (EBITDA)

Up 103% from $8.5million to $17.3 million



20
15
10
5
0
FY03
FY04
FY05
EBITDA

Financial performance

Earnings per Share (EPS)

Up 144% to from 4.36 cents to 10.66 cents


15
10
5
0
-5
-10
FY03
FY04
FY05
EPS

Profit by division FY 05

Net Profit Before Tax

- Traffic USA
  - $8.24 million
- Traffic Australia
  - $1.57 million
- Communications
  - $1.95 million
- Corporate
  - $(2.36) million
- **Group**
  - **$9.39 million**



$m
10
8
6
4
2
0
-2
-4
Traffic USA
Traffic Aus.
Comms
Corporate
Group

Cash position highlights

$5.06 million received from Share Purchase Plan

On term deposit at 30 June 05

Traffic EBITDA at 89% of CAPX over past 4 months

43% for the previous corresponding period.

Planned growth expected to be fundable with facilities from existing financiers and cash generated from operations

Harris Bank facility

Initially US$13 million

Increased to US$19million

Drawn to US$9.4million at 30 June 05

Cash and equivalents on hand at 30 June 05 $8.34 million

Share Price performance

5 years Share Price (compared to All Ords)

Based on price at 30 June



250
200
150
100
50
0
2001
2002
2003
2004
2005
All Ords
RDF

Research and Development

Investment of over 7% of revenues in R&D

Government Grant of $2.8 million – part expended in FY05

Enhancements to existing products

New products developed

R&D focus is on added value and generation of future profits

Redflex Holdings Outlook

Positioned for continuing growth

The Build Own Operate Traffic business is the key driver for growth

Increasing number of contracts

Long term annuity type revenue streams

REDFLEX HOLDINGS LIMITED

REDFLEX COMMUNICATIONS SYSTEMS



ANNUAL GENERAL MEETING

Communications – Key Events

Profitable in 2005($1.95m)

Major Contract with Lockheed Martin

- In process of being terminated
- Settlement to be negotiated
- Implications for future of RCS not yet assessed

New US Defence wins

- Battlefield Communications System extensions
- Secure Conference System

Delivery of key contracts

R&D Grant of $2.8 million over 2.5 years

- Project over 50% complete, on track
- New Switchplus Gen 3 technology being developed

New Market – Simulation

- 2 systems delivered in FY05
- New order in FY06

Communications - business model



Defence and Government Project Based Business

- World class specialised communications systems
- Long duration projects, long sales lead time
- Milestone payments, generally positive cash flow

Clients - Governments & Large Prime Contractors

- US Army, Navy and Air Force
- Lockheed Martin
- BAE
- Raytheon

Communications – FY 2005 performance

Revenue $8.36 million

Operating profit $1.95 million

Up $2.89 million on FY04

Increased profit over year

H1 $0.67 million

H2 $1.27 million

EBITDA - $3.03 million


1.5
1
0.5
0
-0.5
-1
H1 04
H2 04
H1 05
H2 05

Switchplus® – core technology

Highly reliable

Fault tolerant

Redundant architecture

Scalable – from small to very large systems

Circuit switched and packet switched voice & data

Voice over Internet (VoIP)

RCS commenced R&D on VoIP three years ago and is now commercializing this technology.

Touchscreen control

Very configurable

Large number of specialised interfaces


SWITCHPLUS

Communications outlook

Battlefield Communications System

- Ongoing orders expected for approximately 4 years (total $17m expected - $3m to date)

Impact of termination of FS21 project with Lockheed Martin being assessed

- Settlement terms yet to be negotiated

Short term order book is limited, sales pipeline is reasonable

- Future performance & growth will depend on winning substantial orders

REDFLEX HOLDINGS LIMITED

REDFLEX TRAFFIC SYSTEMS



ANNUAL GENERAL MEETING



Bruce Higgins

Executive Director
Redflex Holdings Limited

CEO and President
Redflex Traffic Systems Inc.

Division overview- Redflex Traffic Systems Inc.



Melbourne Office



Los Angeles Office



Scottsdale, Arizona Office

Redflex Traffic Systems Inc.

- 100% owned by Redflex Holdings Limited (ASX RDF)
- Registered in Delaware
- Largest digital photo enforcement outsourcing operation globally with 76 contracts in the USA
- Business history in the USA since 1985
- Acquired American Traffic Systems business in 1999

RTS Company overview

Business arena:
Photo Enforcement

Subsidiaries (100%)
Redflex Traffic Systems (California) Inc.
Redflex Traffic Systems Pty Ltd (Australia)

Employees:
240+ (including RTS Australia)

Sales:
A$ 38M FY05

Tangible Assets:
A$ 58M



Our technology delivers proven public safety benefits which are funded through the citations issued by the delivered systems.

RTS USA business model


PHOTO
ENFORCED

Build Own Operate-USA Example

- 5 to 7 year contracts with cities for red-light programs.
- Revenue stream based on system performance and driver behaviour.
- Revenue models
  - Fixed monthly fee or fee + per citation mix
  - Fixed fee per citation issued or collected
- High quality debtors, payment on 30 days generally.
- Typically 6 - 20 red-light camera systems per city.
- City shares revenues with Redflex.
- Accident/fatality reduction of 15 - 50% over time.
- Model proven over contracts with 60+ cities to date.
- Redflex has 100% contract retention to date.

RED LIGHT CA



Non-USA business model

Sales Model- Example Europe & Pacific region

- Sale of equipment to government departments or Police.
- Sale or licence of back office system to support the citation issuance.
- 1-5 year maintenance contracts and re-certification of installed systems.
- Typically repeat business as programs grow and requirements change.
- Profits and cash-flow available to reinvest.

USA Market

22 States with existing red light programs

- 129 Programs in place or announced

Redflex has photo enforcement programs in 15 States

- 76 Cities

Potential market ~2,500 cities for red-light and speed programs.

Speed Enforcement Opportunities Growing

- 101 Freeway Enforcement program order
- Davenport, IA Speed Enforcement order
- Trotwood, OH Combo RL & Speed enforcement order
- Northwood, OH red light/speed and mobile speed
- Bellwood, IL Red Light/Speed Enforcement order
- Chandler, AZ Pilot program existing contract

USA market

Speed photo enforcement market

- Market is small at present with mobile units in school zones and roadside
- Wider community support building
- Freeway opportunities expected to emerge
- Estimated market is US$ 4 to 10 Billion

Potential red light enforcement market

- 350,000 signalized intersections
- Average potential 4 directions within each =1,400,000 directions of travel
- 1/20 to 1/40 enforced = 35,000 to 70,000 approaches
- US$ 2.1 to 4.2 Billion potential p.a.

First Fixed Speed Contract for USA Freeway

7.8 Mile segment of loop 101 freeway in Arizona

Fixed Speed enforcement program at 6 locations

Public awareness program and warning program Dec05/Jan06

- Enforcement period of pilot program commences Feb 06.
- Important program to demonstrate the effectiveness of the photo enforcement program to improve public safety.
- Initial estimates of citations issued and paid by the city of Scottsdale is approximately 550 per day. Volumes will vary based on driver behavior and program effectiveness.







Important program with strong potential growth within wider USA market.

Operations Highlights

USA market presence expanded to include five new states:

- **Iowa**
- **Minnesota**
- **New Mexico**
- **Texas**
- **Tennessee**

Operations Highlights

USA Cities under contract since 30 June 2004 increased from 51 cities to 76:

- Albuquerque, NM
- San Leandro, CA
- Council Bluffs, IA
- Davenport IA
- Gardena, CA
- Rocklin, CA
- Marysville, CA
- Trotwood, OH
- Minneapolis, MN
- Loma Linda, CA
- Modesto, CA
- Plano, TX
- Northwood, OH
- Yuba City, CA
- Poway, CA
- Newberg, OR
- Sylvania, OH
- Richardson, TX
- Union City, CA
- Frisco, TX
- Laguna Woods, CA
- Denton, TX
- Los Alamitos, CA
- Knoxville, TN
- Bellwood, IL

10 New Cities July 1 2004 to 30 June 2005
15 New Cities July 1 2005 to 25 Nov 2005

RTSI USA City Contract Award Trend



Number of USA City Contracts Per Month
(Monthly and Cumulative)
Number of Contracts
0
10
20
30
40
50
60
70
80
76
Jun-99
Aug-99
Oct-99
Dec-99
Feb-00
Apr-00
Jun-00
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
Oct-02
Dec-02
Feb-03
Apr-03
Jun-03
Aug-03
Oct-03
Dec-03
Feb-04
Apr-04
Jun-04
Aug-04
Oct-04
Dec-04
Feb-05
Apr-05
Jun-05
Aug-05
Oct-05
Month
Number Contracts Per Month
Total Number Contracts

Strong demand continues with prospective clients for the public safety solutions offered by Redflex both in the USA and internationally.

Redflex Traffic Systems

- 500+ Operational Systems
- 76 Jurisdictions
- 15 States
- US Operations Since 1986

California (42)
Bakersfield
Compton
Culver City
Del Mar
El Cajon
El Monte
Emeryville
Encinitas
Escondido
Fairfield
Fremont
Garden Grove
Gardena
Hawthorne
Inglewood
Laguna Woods
Loma Linda
Los Alamitos
Lynwood
Marysville
Maywood
Modesto
Oceanside
Oxnard
Paramount
Poway
Ridgecrest
Rocklin
San Jose
San Juan Cap
San Leandro
San Mateo
Santa Ana
Santa Clarita
Solana Beach
South Gate

Oregon (3)
Beaverton
Medford
Newberg

South Dakota (1)
Sioux Falls

Minnesota (1)
Minneapolis

Iowa (2)
Council Bluffs
Davenport

Illinois (2)
Bellwood
Chicago

Ohio (5)
Dayton
Northwood
Sylvania
Toledo
Trotwood



WASHINGTON
OREGON
CALIFORNIA
NEVADA
IDAHO
MONTANA
WYOMING
UTAH
ARIZONA
COLORADO
NEW MEXICO
NORTH DAKOTA
SOUTH DAKOTA
NEBRASKA
KANSAS
OKLAHOMA
TEXAS
MINNESOTA
IOWA
MISSOURI
ARKANSAS
LOUISIANA
WISCONSIN
ILLINOIS
MICHIGAN
INDIANA
OHIO
KENTUCKY
TENNESSEE
MISS
ALABAMA
GEORGIA
FLORIDA
SOUTH CAROLINA
NORTH CAROLINA
VIRGINIA
WV
PENN
NEW YORK
VT
NH
MAINE
MASS
RI
CONN
NEW JERSEY
DELAWARE
MARYLAND
ALASKA
HAWAII

Arizona (3)
Chandler
Paradise Valley
Scottsdale

California (cont)
Stockton
Union City
Upland
Ventura
Vista
Yuba City

Colorado (1)
Fort Collins

New Mexico (1)
Albuquerque

Texas (4)
Plano
Richardson
Frisco
Denton

Georgia (2)
Rome
Savannah

Tennessee (1)
Knoxville

Virginia (1)
Virginia Beach

North Carolina (7)
Cary
Greenville
Knightdale
Indian Trail
Marshville
Monroe
Stallings

Business Highlights

Strong global demand continues for Redflex public safety solutions.

Non USA new contracts:

- Speed enforcement camera systems for the new cross Sydney tunnel.
- Rail crossing enforcement camera for trial in Victoria
- Speed Enforcement Camera systems for a major road tunnel in Taiwan
- Orders for photo enforcement systems in South Africa and the UK.
- First contract for photo radar speed enforcement in Guatemala.
- Additional portable Lasercam photo enforcement system orders.

Maintenance contracts in place to support over 160 photo enforcement systems in Australia.

Operations Highlights

Installed photo enforcement systems increased from 301 to 524 at the date of this report (223 systems constructed over the period since July 2004 to date and 5 older systems were decommissioned over the period due to city requirements and road works)



Financial Highlights

An increase of 72% in operating profit from $5.7 million to $9.8 million (excluding head office charges)

An increase of 53% in revenue from $24.6 million in FY04 to $37.7 million for the red light and speed photo enforcement business

An increase of 78% in EBITDA from $9.6 million to $17.1 million (excluding head office charges)

Redflex Traffic Systems financial trends

RTS Results 7 Half Year Periods – includes RTS Australia



16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
(2,000,000)
USD
Jan - Jun 2002
Jul - Dec 2002
Jan - Jun 2003
Jul - Dec 2003
Jan - Jun 2004
Jul - Dec 2004
Jan - Jun 2005
Revenue
NPAT
EBITDA

Market leadership



Outsourcing programs with local government for public safety

Redflex is the largest provider of red light photo enforcement in the USA.

Advanced digital camera technology

Redflex camera systems deliver a more efficient and higher quality evidence package than the competition.

Vehicle detection technology for both position and speed

Redflex detection technology delivers better results based on public data than competing products.

End to end processing of photo enforcement citations

Redflex is the leader in providing end to end process of photo enforcement in both software design and operation.

Construction and program implementation.

Redflex capability to design, install and commission leads the industry.

Products and services

Red-Light Enforcement

Red-Light/Fixed Speed

Roadside Fixed Speed


REDFLEX
REDFLEX


REDFLEX
30 MPH
REDFLEXspeed


REDFLEX
REDFLEXlasercam

SMARTCAM® -DEPLOYMENT

Mobile Photo Radar Speed Van





Redflex Architecture

Secure digital integrated system architecture


REDFLEX
SmartScene
Photo Enforcement Camera
REDFLEX
red/speed
Photo Enforcement Camera
VPN
VPN
Internet
VPN
VPN
Fixed-site
REDFLEXspeed
Camera
SmartOps
Police
Authorization
Back Office Processing

Redflex Back Office

Redflex proprietary SmartOps™ processing application



Scene "A"

(Double Left Turn Lane)

Vehicle clearly behind the limit line at 4/10ths of second into the red phase

Red phase clearly visible

Zoomed license plate image

Scene "B"

(Double Left Turn Lane)

Vehicle clearly committing the violation at 1.8 seconds into the red phase

Red phase clearly visible

Zoomed facial image



Redflex photo enforcement evidence...

with combination SmartScene™ video animation

SmartScene™ offers the first combined high resolution still photo evidence set combined with a video animation of the vehicle.



Strong market acceptance of this feature

Web based citation authorization


SmartOps
POLICE AUTHORIZATION
REDFLEX
Incident Detail
Sort Fields
Sort
Search
Search
Incident List
Logout
Welcome to the SMARTops Incident Authorization Module.
Review and verify incidents listed to the left hand side of the screen by clicking on an incident sorted by date, citation number, or plate number. Upon choosing an incident for review, view an incident detailed image by clicking on one of four thumbnail images. Accept or reject incident views by clicking the corresponding button to the right. Upon acceptance or rejection, an incident may be validated or invalidated and is logged into a central database.

< Citation Review Page

All citations are accessed by an "inbox" format

Citations are easily sorted and accessed


SmartOps
REDFLEX

Citation Review Page >

(Double Left Turn Lane)

All images are clearly viewable from a single page

Each image can be enlarged to full-page with a single-click

All DMV & incident information plainly stated

Non USA sales FY05 update

Redflex continues to lead the market in Australia

Point to Point Speed Detection System on trial throughout New South Wales

Additional sales of Redflex Lasercam™ systems to the State of Tasmania





Non USA sales FY05 update

Award of the New Cross City Tunnel camera systems in Sydney

Award of maintenance for the ACT speed and red-light camera program

Upgrades to Speed Camera and Bus Lane Enforcement Systems in NSW

Growth in maintenance services throughout Australia





Non USA sales FY05 update



Continued sales of Lasercam™ to the United Kingdom

First Redflex sales into Spain



New sales of Fixed Speed and Red-Light Camera Systems to the largest BOOM operator in South Africa

Sales of portable Lasercam ™ systems to South Africa

Achieved Redflex first sale in Asia with the award of speed camera systems for the Taichung tunnel in Taiwan

Redflex railway crossing enforcement trial

Example of Redflex railway crossing enforcement trial



Traffic System Business R&D

New Redflex HDX camera system deployed in USA revenue service and offers the ability to enforce up to eight lanes of traffic. Expected performance is 3 to 5 times competitive video based solutions.

HDX high resolution system deployed to mobile photo radar van.

Deployment of next generation point-to-point speed detection

Improvements to REDFLEXflash to allow prosecution over 7 lanes at night.

Non-intrusive Red-light systems delivered using video and radar detection.

Next generation Web-enabled back office processing systems deployed.

The Redflex goal is to offer the most efficient, reliable and accurate photo enforcement systems to meet and exceed market requirements within our cost goals and improve public safety.

Traffic System Business R&D Cont.

Migration of Weigh-in-Motion to commercial product in FY06

Rail crossing photo enforcement enforcement

Speed measurement devices, radar, video, laser and fixed road sensors

Redflex proprietary flash systems are demonstrating superior performance

Bus/Transit lane enforcement

Competitive advantages

- Technical capability of delivered systems (higher yields)
- Camera System Performance
- Quality of services
- Financial strength
- Overall experience and roll out rate
- Patent portfolio
- Citation processing and back office capability
- Satisfied customers
- Proven business team

Outlook

Growth in new contracts show that our clients are adopting photo enforcement systems at a growing rate.

Growing base of experience within the USA market on the effectiveness of photo enforcement programs backed up by well documented international experience.

Redflex has the market access, experience, products, financial strength and capability to continue to lead the market for both red light and speed photo enforcement within the USA.

200+ new systems installed during the full Financial year planned. Less than half expected to be installed in H1, with a larger ratio to be installed in H2 based on client requirements in hand and estimated.

Profitable installed base and contracted backlog in hand to grow business in FY06.

Strong intellectual property and product portfolio in target markets.

Favourable market conditions and competitive position

REDFLEX HOLDINGS LIMITED



ANNUAL GENERAL MEETING

REDFLEX HOLDINGS LIMITED



ANNUAL GENERAL MEETING

File No: 82-34862

REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9696 1411 www.redflex.com.au

Release to Australian Stock Exchange

New Contract– Knoxville, Tennessee

24 November 2005: The Directors are pleased to announce that Redflex Traffic Systems Inc, a company of the Redflex Group, has been awarded a new USA build-own-operate-maintain contract to improve public safety with a red light photo enforcement program with the City of Knoxville in the State of Tennessee. Knoxville has a population of approximately 180,000 and is the major city within the greater metropolitan area with a population in excess of 1,400,000.

The contract is for a term of three years. Redflex will deliver fixed red-light enforcement systems for up to fifteen intersections. The actual quantity of approaches delivered will be based on mutual agreement between Redflex and the City as warranted by community safety and traffic needs. This contract also marks the award of business in the 15th State of the USA for Redflex Traffic Systems.

Redflex Traffic Systems Inc, based in Scottsdale Arizona, has contracts with 92 cities world-wide in 11 countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 76 cities and towns across 15 states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
0011-1-480-9987478

File No: 82-34862

REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9696 1411 www.redflex.com.au

Release to Australian Stock Exchange

Appointment of Acting CEO USA Traffic business

24 November 2005: The Directors wish to announce that Karen Finley will be appointed acting President and CEO of Redflex Traffic Systems Inc, a company of the Redflex Group, effective 9 December. This appointment follows the completion of four years in this role by Bruce Higgins, three of which involved a posting to Scottsdale, Arizona.

Bruce Higgins' contract will not be renewed on 1 February 2006 and he will be returning to Australia for family reasons. He has agreed to a retainer with Redflex in an advisory capacity on global strategies for the Traffic business and on other merger and acquisition opportunities. He will remain on the Board of Redflex Holdings Limited for the time being.

Karen Finley has led the USA Traffic business operations since 1998, driving the growth of the operations from three photo enforcement public safety programs, to programs in over 75 cities in 14 states. Karen's responsibilities to date as Vice President of Operations included program management, back office processing, client services, IT, construction, maintenance, R&D and inventory management. Karen Finley has a Bachelor of Science degree in Business Management and is in the final stages of completing an MBA in Finance.

Chris Cooper, Chairman of Redflex Holdings, in commenting on the appointment said "Karen Finley has an excellent track record in delivering world-class operational performance in photo enforcement in the rapid growth environment we operate within. Karen's experience and track record are without peer within the industry and are well suited to take up this expanded role with our USA photo enforcement business".

The Board takes this opportunity to thank Mr Higgins for his outstanding contribution to the establishment of the Redflex Traffic business in the United States.

Redflex Traffic Systems Inc, based in Scottsdale Arizona, has contracts with 91 cities world-wide in eleven countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 75 cities and towns across 14 states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

File No: 82-34862

REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

2 New Contracts– Frisco & Denton, Texas

23 November 2005: The Directors are pleased to announce that Redflex Traffic Systems Inc, a company of the Redflex Group, has been awarded 2 new USA build-own-operate-maintain contracts to improve public safety with a red light photo enforcement programs with the City of Frisco and the City of Denton in the State of Texas. Frisco has a population of approximately 55,000 and is located 20 miles northwest of Richardson with which Redflex announced a similar program on 11 November 2005. Denton has a population of 98,000 and is approximately 60 miles north of Dallas.

City of Frisco- Under a three-year contract with three one-year automatic renewal options, Redflex will deliver fixed red-light enforcement systems for up to twenty intersections. The actual quantity of approaches delivered will be based on mutual agreement between Redflex and the City as warranted by community safety and traffic needs.

City of Denton- Under a three-year contract with three one-year automatic renewal options, Redflex will deliver fixed red-light enforcement systems for up to 10 intersections. The actual quantity of approaches delivered will be based on public safety requirements and actual city program management requirements.

Redflex Traffic Systems Inc, based in Scottsdale Arizona, has contracts with 91 cities world-wide in eleven countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 75 cities and towns across fourteen states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
0011-1-480-9987478

File No: 82-34862

REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

Status of Lockheed Martin FS21 Contract with Redflex Communications Systems

22 November 2005: The Board advises that a stop work notice in relation to the FS21 contract in the USA, announced on 25 July, has been received. Pursuant to same, detailed discussions have been held with Lockheed Martin to resolve the situation.

This morning Lockheed Martin verbally advised the Company that they are pursuing an alternative approach to meeting their requirements, and intend to terminate the contract "for convenience".

The contract contains provisions relating to "for convenience" terminations which provide for Redflex to be paid for all work done to date.

Finalisation of all necessary arrangements will be attended to as soon as possible. To date Redflex has received USD10.9 million which is equivalent to approximately 35% of the contract value.

For further information:

Chris Cooper
Chairman
Redflex Holdings Limited

marilyn.stephens@redflex.com.au
(03) 9674 1712